Planet Image International Limited

April 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Registration Statement on Form F-1 Filed March 16, 2021 File No. 333-263602

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 25, 2022 regarding its Registration Statement on Form F-1 (the “Registration Statement”) filed on March 16, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-1

Cover Page

1. We note you disclose that you directly hold 100% equity interests in your subsidiaries and do not currently use a VIE structure. Please expand your prospectus cover page disclosure to state prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries, including subsidiaries based in China, and that this structure involves unique risks to investors. Please also disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 to the Registration Statement.

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the operating subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and throughout Amendment No. 1 to the Registration Statement.

3. We note you disclose that your Cayman Islands holding company received cash as intercompany loans from subsidiaries and that your subsidiaries received cash from your Cayman Islands holding company as intercompany loans for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021. We further note you disclose that during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, no cash flows occurred between your Cayman Islands holding company and your PRC subsidiaries. Please expand your disclosure to state whether any transfers, dividends, or distributions have been made to date, and not just for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also provide a cross-reference to the consolidated financial statements.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 3

4. With respect to each of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors, please ensure that you have included a cross-reference to the more detailed discussion of these risks in the prospectus.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 3 and 4 of Amendment No. 1 to the Registration Statement.

5. We note you disclose the material licenses and approvals that you and your subsidiaries are required to obtain for your operations in China on page 4. Please disclose each permission or approval, and not just the material licenses and approvals, that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4 and 5 of Amendment No. 1 to the Registration Statement.

6. Provide a clear description of how cash is transferred through your organization in your prospectus summary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In this discussion, please clarify the entities that are located or organized in China or Hong Kong.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 6 and 7 of Amendment No. 1 to the Registration Statement.

Risk Factors

Risks Relating to Doing Business in the PRC

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 29

7. Please update your disclosure to discuss that the Cybersecurity Review Measures became effective on February 15, 2022.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 33 and 39 of Amendment No. 1 to the Registration Statement.

Use of Proceeds, page 47

8. We note your disclosure that you will receive net proceeds from this offering of approximately US$23.59 million, or approximately US$27.32 million if the underwriter exercises its over-allotment option in in full. Please provide the details demonstrating how you calculated the net proceeds under both the scenarios.

Response: In response to the Staff’s comment, we have revised our disclosure on page 51 of Amendment No. 1 to the Registration Statement and included a table disclosing the details demonstrating how we intend to calculate the net proceeds under both scenarios. However, we respectfully advise the Staff that as the offering details have not yet been finalized, we will furnish the information in the table in a subsequent amendment once the offering details are finalized.

Dilution, page 50

9. Please revise to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per ordinary share calculation. The table should include a separate column assuming underwriter exercises its over-allotment option in full.

Response: In response to the Staff’s comment, we have revised our disclosure on page 55 of Amendment No. 1 to the Registration Statement to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per ordinary share calculation. We respectfully advise the Staff that we will furnish the information under columns “Pro-Forma As Adjusted (Over-allotment option not exercised)” and “Pro-Forma As Adjusted (Over-allotment option exercised in full)” in a subsequent amendment once the offering details are finalized.

Management, page 132

10. Please revise to complete the condition for an executive officer to terminate his or her employment with the Company.

Response: In response to the Staff’s comment, we have revised our disclosure on page 131 of Amendment No. 1 to the Registration Statement.

Exhibits

11. You disclose on page F-50 that, on September 30, 2019, the Group issued ordinary shares to Xinyu High-Tech Investment Co., Ltd (“Gaoxin” or the “Holder”) which are subject to redemption upon the occurrence of a “Redemption Event.” You also disclose on page F-27 that, on March 9, 2022, the Group entered into an intended supplementary agreement with Gaoxin to extend the date specified in the first Redemption Event for twelve months to March 31, 2023, and the Group is going through necessary governmental approval procedures to enter into a formal supplementary agreement with Gaoxin which are expected to be completed by the end of March 2022. Please file a copy of the agreement evidencing the redemption rights granted to Gaoxin in connection with your issuance of ordinary shares on September 30, 2019 as an exhibit to the registration statement or tell us why you believe you are not required to do so. Please also file copy of the intended supplementary agreement with Gaoxin or the formal supplementary agreement if completed.

Response: In response to the Staff’s comment, we have filed the agreement evidencing the redemption rights granted to Gaoxin in connection with our issuance of ordinary shares on September 30, 2019 and a copy of all the supplementary agreements entered into with Gaoxin as Exhibit 10.7 to Amendment No. 1 to the Registration Statement.

12. We note the par value information in Exhibit 1.1, Exhibit 5.1 and Exhibit 8.2 is inconsistent with the disclosure throughout the Registration Statement. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure in Exhibit 5.1, and Exhibit 8.2 of Amendment No. 1 to the Registration Statement. We respectfully advise the Staff that we will re-file Exhibit 1.1 once the form of underwriting agreement is finalized.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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